UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	or	Form 40-F	☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
Name: Fumihiko Ito
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date:   March 19, 2025

March 19, 2025

Sumitomo Mitsui Financial Group

Notice regarding Final Tender Results of Debt Tender Offers

TOKYO, March 19, 2025 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Toru Nakashima) hereby announces the expiration and the final tender results of its previously announced partial cash tender offers (the “Tender Offers”) to purchase outstanding debt securities of the Company listed in the table below (collectively, the “Notes,” and each a “Series” of Notes). The Tender Offers were made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated February 18, 2025 (the “Offer to Purchase”) and expired at 5:00 p.m., New York City time, on March 18, 2025 (the “Expiration Time”). Accordingly, no additional Notes can be tendered for purchase.

As of the Expiration Time, a combined aggregate principal amount of the Notes equal to $477,370,000 was validly tendered and not validly withdrawn in the Tender Offers, according to information provided by D.F. King, the tender agent and information agent for the Tender Offers, and accepted for purchase by the Company.

Title of Security	CUSIP / ISIN	Aggregate Principal Amount Purchased on Early Settlement Date(1)	Aggregate Principal Amount Received after Early Tender Deadline and at or prior to Expiration Time(2)	Aggregate Principal Amount Expected to be Accepted for Purchase on Final Settlement Date(3)	Aggregate Principal Amount Expected to be Outstanding following Final Settlement
3.202% Subordinated Notes due 2029	86562M BS8 / US86562MBS89	U.S.$255,269,000	U.S.$901,000	U.S.$901,000	U.S.$243,830,000
2.142% Subordinated Notes due 2030	86562M BZ2 / US86562MBZ23	U.S.$219,829,000	U.S.$1,371,000	U.S.$1,371,000	U.S.$628,800,000

(1)

On March 11, 2025 (the “Early Settlement Date”), the Company purchased $255,269,000 aggregate principal amount of the 3.202% Subordinated Notes due 2029 for Total Consideration per $1,000 principal amount of $952.43 and, and $219,829,000 aggregate principal amount of the 2.142% Subordinated Notes due 2030 for Total Consideration per $1,000 principal amount of $886.80. The Total Consideration for each Series of Notes was determined in accordance with the Offer to Purchase, and as so calculated included an Early Tender Premium of $50 per $1,000 principal amount. Holders whose Notes were accepted for purchase at the Early Settlement Date also received accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the Early Settlement Date.

(2)	The Early Tender Deadline was 5:00 p.m., New York City time, on March 3, 2025.
(3)

The Final Settlement Date is expected to be March 25, 2025. Holders whose notes are accepted for purchase at the Final Settlement Date will receive the applicable Tender Consideration per $1,000 principal amount of Notes tendered by such Holder, which is equal to the applicable Total Consideration minus the applicable Early Tender Premium. Holders whose Notes are accepted for purchase at the Final Settlement Date will also receive accrued and unpaid interest on their purchased Notes from the last interest payment date for such Notes to, but excluding, the Final Settlement Date.

Pursuant to the Tender Offers, on the Early Settlement Date, the Company purchased the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Deadline as set forth in the table above.

After the Early Tender Deadline and at or prior to the Expiration Time, the Company received valid tenders of $2,272,000 aggregate principal amount of the Notes. Considering the $475,098,000 aggregate principal amount of the Notes purchased on the Early Settlement Date and the Maximum Amount, the Company expects to accept for purchase all of such validly tendered Notes. For the 3.202% Subordinated Notes due 2029 validly tendered after the Early Tender Deadline and at or prior to the Expiration Time and accepted for purchase, the Company expects to pay Tender Consideration of $902.43 per $1,000 principal amount plus any accrued and unpaid interest from the last interest payment date applicable to the Notes of such series up to, but not including, the Final Settlement Date. For the 2.142% Subordinated Notes due 2030 validly tendered after the Early Tender Deadline and at or prior to the Expiration Time and accepted for purchase, the Company expects to pay Tender Consideration of $836.80 per $1,000 principal amount plus any accrued and unpaid interest from the last interest payment date applicable to the Notes of such series up to, but not including, the Final Settlement Date.

Under the terms of the Tender Offers, all Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline had priority over Notes tendered after the Early Tender Deadline, even if such Notes tendered after the Early Tender Deadline had a higher Acceptance Priority Level (as defined in the Offer to Purchase) than the Notes tendered at or before the Early Tender Deadline.

As described in the Offer to Purchase, the Notes tendered and not accepted for purchase will be promptly returned to the tendering Holder’s account.

The Company’s obligation to accept for purchase and to pay for the Notes validly tendered in the Tender Offers is subject to the satisfaction or waiver of the remaining conditions described in the Offer to Purchase.

Additional Information

SMBC Nikko Securities America, Inc., Goldman Sachs & Co. LLC, Merrill Lynch International and Citigroup Global Markets Inc. are serving as the Dealer Managers in connection with the Tender Offers. Questions regarding the terms of the Tender should be directed to SMBC Nikko Securities America, Inc. at +1 (888) 284-9760 (U.S. toll free) or +1 (212) 224-5135 (collect), to Goldman Sachs & Co. LLC at +1 (800) 828-3182 (U.S. toll free), +1 (212) 357-1452 (U.S. collect) or +44 207 774 4836 (Europe), to Merrill Lynch International at +44 207 996 5420 (Europe) or +1 (888) 292-0070 (U.S. toll free), and to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll free) or +1 (212) 723-6106 (collect). Any questions or requests for assistance or additional copies of the Offer to Purchase or the documents incorporated by reference therein may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and the Information Agent for the Tender Offers, at the following telephone numbers: +1 (800) 967-0271 (U.S. toll free); all others at +1 (212) 269-5550 (all others); or by email to sumitomo@dfking.com.

Forward-Looking Statements

This press release includes forward-looking statements. They are based on current expectations and projections about future events, and are therefore subject to risks and uncertainties which are outside of the Company’s control and could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on the Company’s current understanding and assessment of relevant factors and reasonable assumptions about the future.

Given these uncertainties, investors are cautioned not to place undue reliance on forward-looking statements. Investors are also urged to carefully review and consider the various disclosures that the Company makes, which attempt to advise interested parties of the factors that affect the Company’s business, including the section entitled “Risk Factors and Other Considerations” in the Offer to Purchase and sections entitled “Risk Factors” in reports the Company files with, or furnishes to, the SEC from time to time, specifically the Company’s annual report on Form 20-F and current reports on Form 6-K. Except as required by law, the Company disclaims any intent or obligation to update publicly any forward-looking statements set forth in this press release, whether as a result of new information, future events or otherwise.